SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF
SPARTAN CAPITAL HOLDINGS, LLC)

ANNUAL REPORT

DECEMBER 31, 2023

OMB APPROVAL
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SEC FILE NUMBER
8-67801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Spartan Capital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 Broadway, 19th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Fitzgerald	212-293-4225	hfitzgerald@spartancapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rosenfield and Company, PLLC
(Name – if individual, state last, first, and middle name)

One Penn Plaza, 250 W 34th Street, 1705	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

12/17/2013	5905
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Heather Fitzgerald</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Spartan Capital Securities LLC</u> , as of <u>12/31</u> , 2 <u>023</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANTHONY M. MONACO
Notary Public, State of New York
No. 01MO6171824
Qualified in Suffolk County
My Commission Expires 07/30/20 _27_

Signature:

Title:
Chief Financial Officer

<u>Notary Public</u> 5/13/2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)
ANNUAL REPORT

TABLE OF CONTENTS
DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   3

Notes to Financial Statements   4 -13

May 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Spartan Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spartan Capital Securities, LLC(the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well



as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Sincerely,

Rosenfield and Company, PLLC
New York, New York

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	1,144,017
Securities, at fair value		8,023,981
Receivable from clearing broker		1,955,223
Other receivable		297,577
Deposit with clearing broker		350,000
Loans receivable		1,145,983
Property, plant and equipment, net		85,674
Prepaid expenses and other assets		210,139
Total assets	$	13,212,594
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	3,307,046
Subordinated loans, clearing broker		223,667
Total liabilities		3,530,713
Member's equity		9,681,881
Total liabilities and member's equity	$	13,212,594

See notes to financial statements.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 - Organization and Business Activities

Spartan Capital Securities LLC (the "Company") is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients.

The Company has an agreement with a broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. (See Note 4).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - These financial statements are presented on the accrual basis of accounting under general accepted accounting principles in the United States of America ("US GAAP").

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with maturities at purchase of less than three months.

Securities – Securities are carried and reported at their fair values on the balance sheet. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value determined by management. At December 31, 2023 the Company had $8,023,981 of securities at fair value which was comprised of $969,417 of warrants, $7,054,564 of common stock in publicly traded and privately held companies. The Company earned these securities as part of compensation in certain contracts.

Fair Value Measurements - Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on assumptions market participants would use when pricing an asset. Generally accepted accounting principles provide a framework for measuring fair value.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued) - That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Assets and liabilities that are required to be recorded at fair value on the balance sheet are categorized based on the inputs to valuation techniques as follows:

Level 1 - These are assets and liabilities where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2 - These are assets and liabilities where values are based on the following inputs:

- Quoted prices for similar assets or liabilities in active markets.

- Quoted prices for identical or similar assets or liabilities in inactive markets.

- Inputs other than quoted prices that are observable for the asset or liability.

- Inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts reflected on the statement of financial condition for cash, receivables, and accounts payable approximate their respective fair values due to the short maturities of those instruments.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2023:

Common stock: Marketable common stock (Level 1) is valued at the closing price reported on the active market on which the individual securities are traded. Common stock that is not readily marketable or that has limited trading volume is presented as Level 3.

Warrants: The Company values warrants that are traded on an exchange at their last reported sales price. The Company values OTC or nontraded warrants using the Black-Scholes option pricing model, which takes into account the contract terms (including the strike price and the contract maturity) and multiple inputs (including time value, volatility, equity process, interest rates, and currency rates).

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy. Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy.

Receivables

Clearing broker - Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade date. The Company did not incur any bad debts from the clearing organization during 2023.

Property, plant and equipment – Property, plant and equipment are recorded at cost. Depreciation on office furniture and computer equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method based on the lesser of the useful life or the remaining term of the lease. At December 31, 2023, Property, plant and equipment are comprised of the following:

	Cost	Useful Life
Office Furniture	$ 292,698	7 years
Computer Equipment	462,952	5 years
Leasehold Improvements	75,807	5 years
	831,457	
Less: accumulated depreciation	(745,783)	
Property, plant and equipment, Net	$ 85,674	

Income Taxes – The Company has elected to be treated as an S corporation for federal and state purposes; therefore, profit or loss of the Company is reported directly by the shareholder. The Company is liable for corporate taxes based upon earnings in all applicable states and cities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued) –The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company is no longer subject to U.S. Federal and certain state or local tax examinations for periods prior to December 31, 2020.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with US GAAP requires management of the Company to use estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 3 – Prior Period Adjustment

The accompanying financial statements of the Company for the year ended December 31, 2023 have been restated to correct an error made in the prior year. The error relates to an overstatement of Investments in the prior year of $2,443,407 due to not recording the effect of the reverse stock split for stock compensation received in the prior period and a misclassification of recording securities earned as compensation, which understated prior year revenue in the amount of $933,697. Member's equity as of January 1, 2023 has been adjusted for the effect of the restatement of the prior year.

Note 4 - Securities Owned, at fair value

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Securities owned				
Warrants	$ -	$ 969,417	$ -	$ 969,417
Common stock	2,369,747	-	4,684,817	7,054,564
	$ 2,369,747	$ 969,417	$ 4,684,817	$ 8,023,981

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 4 - Securities Owned, at fair value (continued)

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2023.

	Not Readily Marketable, at Estimated Fair Value	
	Warrants	**Common Stock**
Balance, beginning of year	$ 85,339	$ 4,684,817
Unrealized gain (loss)	(85,339)	-
Balance, end of year	$ -	$ 4,684,817

Note 5 - Related Party Transactions

The Company is obligated to Spartan Capital Holdings, LLC, its parent, under an administrative services agreement, (the "Agreement"). The Agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative costs for the year ended December 31, 2023 were $1,492,229, which was comprised of allocated rent to three office locations and other occupancy charges. The most recent amendment to this Agreement is dated December 31, 2022.

The Company has an agreement with Atlas Fund, LLC, a related party, whereas the Company will earn a 10% placement agency fee on all transactions. The total placement agency fees earned for the year ended December 31, 2023 amounted to $12,500.

Note 6 – Loans receivable

The Company executed several promissory notes with new independent registered representatives. Each promissory note shall be due and payable to the Company within two to five years of execution. Payment of these notes shall be accelerated and shall become immediately due in the event that the registered representative is no longer continuously registered with the Company as a FINRA licensed general securities representative. All notes bear interest at 10% per annum on the outstanding principal balance. In the event that the registered representative remains with the Company until expiration of the promissory note, then all principal and interest on the note shall be deemed as satisfaction of the note.

There are contingences associated with the loans receivable that are booked on the statement of financial condition. The loans are expensed over the term of the loan. If the independent registered representative leaves the Company before the amortization period has ended, the Company may not recover the unamortized receivable balance.

Note 6 – Loans receivable (continued)

Included in loans receivable are amounts due from the Company's registered representative for advances on commissions. Occasionally a registered representative does not earn enough commissions to cover the advance, the amount then becomes payable to the Company. There are no terms or interest associated with these advances.

As of December 31, 2023, the loans receivable balance of $1,145,983 consisted of promissory notes of $797,386 and loan advances of $348,597.

Note 7 – Loan receivable, related party

The Company has a loan receivable from a related party. There are no terms or interest associated with this loan. As of December 31, 2023, the loan balance amounted to $350.

Note 8 – Subordinated Loans

During December 2022, the Company entered into a temporary subordinated loan agreement in the amount of $2,000,000 plus interest of 12% with a lendor. The Company promised to pay the principal plus interest on January 27, 2023. For the year ended December 31, 2023 the interest on this loan was $17,096. This loan was paid during January 2023.

During March 2023, the Company entered into a temporary subordinated loan agreement in the amount of $3,500,000 plus interest of 12% with a lendor. The Company promises to pay the principal plus interest on May 15, 2023. For the year ended December 31, 2023 the interest on this loan was $52,000. This loan was paid in May 2023.

During October 2023, the Company entered into a temporary subordinated loan agreement in the amount of $2,200,000 plus interest of 12% with a lendor. The Company promises to pay the principal plus interest on November 19, 2023. For the year ended December 31, 2023 the interest on this loan was $32,548. This loan was paid in November 2023.

During November 2019, the Company entered into a subordinated loan agreement in the amount of $250,000 with Axos Securities, LLC ("AXOS") one of the Company's clearing brokers. The Company promises to pay the principal amount of $250,000 plus interest at 10% on the unpaid principal amount. On the one-year anniversary of the agreement and every year thereafter, AXOS will forgive $50,000 of the principal plus interest provided the terms in agreement are met. Thereafter AXOS will forgive the remaining debt balance of $50,000 in November 2024. For the year ended December 31, 2023 the interest on this loan was $9,167.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 8 – Subordinated Loans (continued)

During December 2019, the Company entered into an additional subordinated loan agreement with AXOS. The Company promises to pay the principal amount of $850,000 plus interest on the unpaid balance amount of 10% per annum on the maturity date of December 31, 2024. On the one-year anniversary of the agreement and every year thereafter, AXOS will forgive $170,000 of the principal plus interest provided the terms in agreement are met. Thereafter AXOS will forgive the remaining debt of $170,000 in December 2024. For the year ended December 31, 2023 the interest on this loan was $31,167.

As of December 31, 2023, the subordinated loans amount to $223,667, including $3,667 of interest. During 2023, $220,000 of this debt was forgiven.

Note 9 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2023, the Company had net capital of $436,104, which was $215,769 in excess of its required net capital of $220,335 The Company's ratio of aggregate indebtedness to net capital was 7.5748 to 1 as of December 31, 2023.

Due to the impact in connection with recording of the securities owned by the Company during 2023 there is a potential for an amended FOCUS report to be filed.

Note 10 - Contingencies and Accrued Liabilities

The Company, pursuant to its clearance agreement, introduces all of its securities transactions to its broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts.

As of December 31, 2023, the Company had unsecured debits on accounts of its customers totaling $23,687. The clearing broker's policy is to charge the Company if any uncollected debts are outstanding longer that 30 days.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 9 - Contingencies and Accrued Liabilities (continued)

ASC 450 Contingencies governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter, and requires management to make certain estimates and judgments that may affect the Company's financial position.

In the normal course of business, the Company is party to a number of lawsuits and legal matters. At December 31, 2023 there are several pending claims against the Company seeking various damages, including punitive damages, reimbursement of legal fees and other asserted claims. An estimate of loss or range of loss cannot be made for lawsuits whereby management and legal counsel believe the outcome is uncertain. The Company's policy is to reserve for costs related to contingencies when a loss is probable, and the amount is reasonably estimable.

As December 31, 2023, in the opinion of management, after consultation with outside legal counsel, there were no commitments, contingencies or guarantees for which a loss is probable and estimable within the scope of ASC 450 other than those accrued for in the Company's December 31, 2023 financial statements. However, litigation is subject to inherent uncertainties, and a material adverse result in these or other matters may arise from time to time. Included in the statement of operations for the year ended December 31, 2023 there is $1,276,450 of settlements in connection with legal contingencies which existed as of December 31, 2023.

On March 28, 2023 a decision was issued on the Disciplinary Proceeding. In the Extended Hearing Panel Decision, the Hearing Panel ordered that Spartan pay a fine of $600,000 and other sanctions, including but not limited to, retaining an independent consultant to review its supervisory procedures. On April 19, 2023 the firm filed a notice of appeal which stays the imposition of the sanctions. The matter is still under appeal and an estimate of costs cannot be determined at this time. The Company will make, if necessary, appropriate arrangements to ensure that the matter will not have a material impact on the Company's ongoing business operations.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 11 - Financial Instruments with Off-Balance Sheet Risk

The Company's introduced customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Margin accounts totaled $6,543,746 at December 31, 2023.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If customers fail to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of open transactions at December 31, 2023 did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company and its clearing broker monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions, when necessary.

Note 12 - Employee Benefit Plan

The Company has adopted a defined contribution 401(k) profit sharing plan for substantially all of its employees that have attained the age of 21 and have completed 12 months of service. The Company, at its discretion, may make contributions to the plan based upon a percentage of employee contributions.

Note 13 – Concentrations

Financial instruments that potentially subject the Company to concentrations of credit and market risk consist principally of cash, cash equivalents, and the deposit with financial institutions, investments held at financial institutions, and receivables from its clearing broker. Deposits held at financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC") are insured up to $250,000. Investment holdings at financial institutions insured by the Securities Investor Protection Corporation ("SIPC") are insured up to $500,000 ($250,000 for cash holdings). At times cash balances may exceed the FDIC and the SIPC limit. As of December 31, 2023, the Company's uninsured cash and cash equivalents, on deposit totaled $951,010. As of December 31, 2023, the Company's uninsured investment holdings totaled $7,196,211.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 13 – Concentrations (continued)

Concentration of credit risk with respect to receivable from clearing broker is limited due to the quality of the clearing broker 100% of the Company's commissions, are earned from the Company's clearing broker.

Note 14 – Subsequent Events

During March 2024, the Company entered into a $325,000 settlement agreement, this was paid at the signing of the agreement. Due to the facts and circumstances of the case and in discussion with legal counsel the Company determined that $275,000 should be recorded as of December 31, 2023.

During April 2024, the Company entered into a $550,000 settlement agreement. The Company will make three payments of $183,333 beginning May 1, 2024. Due to the facts and circumstances of the case and in discussion with legal counsel the Company determined that $73,450 should be recorded as of December 31, 2023.

Management has evaluated subsequent events for disclosure and recognition in financial statements through May 13, 2024, which is the date the financial statements were available to be issued. Other than the subsequent events listed above, there were no other material subsequent events that require recognition or additional disclosure in these financial statements.